Exhibit 12
Limited Brands, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009

Earnings:	(in millions)
Income before income taxes, noncontrolling interest and cumulative effect of change in accounting principle	$1,280	$1,226	$1,251	$650	$449
Fixed charges (excluding capitalized interest)	426	354	329	357	297
Distributions from equity method investments, net of income or loss from equity investees	11	—	(3)	(5)	102
Total earnings	$1,717	$1,580	$1,577	$1,002	$848

Fixed charges:
Portion of minimum rent representative of interest	$107	$105	$118	$118	$115
Interest on indebtedness (including capitalized interest)	317	246	208	238	184
Total fixed charges	$424	$351	$326	$356	$299

Ratio of earnings to fixed charges	4.1	4.5	4.8	2.8	2.8

For the purpose of calculating the ratios of earnings to fixed charges, we calculate earnings by adding fixed charges and distributions from equity method investees, net of income or losses from equity method investees, to pre-tax income from continuing operations before noncontrolling interests in consolidated subsidiaries and cumulative effect of changes in accounting principle. Fixed charges include total interest and a portion of rent expense, which we believe is representative of the interest factor of our rent expense. Interest associated with income tax liabilities is excluded from our calculation.